Exhibit 99.1

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of the 1st day of March, 2006 by and between Ness Technologies, Inc. (“Company”) and Gartner, Inc. (“Gartner”).

Gartner hereby consents to the use by Company in Company’s Annual Report on Form 10-K filed with the SEC and all amendments thereto (“Filing”), of the Gartner material set forth on the attached Exhibit A (“Gartner Information”), subject to the following terms and conditions.

The Gartner Information in the Filing shall be presented as representing data or viewpoints published by Gartner, and not as a representation of fact. Company acknowledges that Gartner is unable to assume responsibility for third parties’ reliance on information contained in the Filing, including Gartner Information, and agrees to indemnify and hold harmless Gartner, its officers, employees and agents, from and against any and all claims liabilities and losses (including reasonable attorney’s fees) arising, directly or indirectly, out of the use of the Gartner Information in the Filing.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles.

Ness Technologies, Inc.		Gartner, Inc.
By:	/s/ ILAN ROTEM	By:	/s/ KIM WHEELER
Name:	Ilan Rotem	Name:	Kim Wheeler
Title:	Secretary	Title:	Vendor Relations Manager
Date:	March 1, 2006

Exhibit A

Ness Technologies Inc. would like to include the following quotes in our 10-K filing with the SEC:

Citation No. 1

Gartner Inc., an independent industry analyst, forecasted in its Gartner Dataquest Market Databook of December 2005 that the global IT services market will grow from approximately $617.4 billion in 2005 to approximately $759.8 billion in 2009, a compound annual growth rate of approximately 5.3%.

Gartner source document number: G00137566 titled “Gartner Dataquest Market Databook, December 2005 Update,” Table 1-1, published 27 January 2006.

Citation No. 2

In 2005, the North American market alone represented approximately 44% of total worldwide IT services spending, according to the Gartner Dataquest Market Databook of December 2005, which concentration is expected to continue in the future.

Gartner source document number: G00137566, titled “Gartner Dataquest Market Databook, December 2005 Update,” Table 2-11, published 27 January 2006.